SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 26, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 823rd BOARD OF DIRECTORS’ MEETING

On April 14, 2016, at 9:00 a.m., the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, pursuant to the caput of Article 12 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

(...)

Subsequently, the Chairman of the Board of Directors analyzed item 2 of the agenda, “To authorize the conditions for the sale of the shares of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista” (time: 20’), passing the floor to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, who, accompanied by the representative of Banco Votorantim S.A., Mr. Paulo Mendes, explained the matter based on Executive Board Resolution no. 0084/2016, of April 13, 2016, Internal Communication FI no. 013/2016, of April 12, 2016, and the power point presentation, documents filed at the Meeting’s electronic folder. The matter was put to discussion and vote, in compliance with Article 13, item XIII of the Company’s Bylaws, and in compliance with the resolution of the Board of Directors, at the 808th meeting held on June 19, 2015, the Board members unanimously approved: (i) the conditions (“Conditions”) for the sale of the shares of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, as follows: (i.a) sale of up to two million, two hundred and twenty-one thousand (2,221,000) preferred shares held by the Company in the capital stock of CTEEP, registered under the ticker TRPL4 ("Shares"); (i.b) minimum price per share in the amount of forty-four reais and fifty centavos (R$44.50); (i.c) sale to be held through an auction of the BM&FBOVESPA – Securities, Commodities and Futures; and (i.d) other conditions related to the sale of the Shares agreed between the Company and Banco Votorantim S.A., as the Company’s financial advisor, in accordance with the Conditions; (ii) the execution of the sale of CTEEP’s shares, in accordance with the Conditions, which shall take effect until April 30, 2016; and (iii) the authorization for the Executive Board to take all the necessary measures to execute the sale of the Shares.

(...)

These minutes, after being approved, were signed by the attending members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Alberto Goldman, Cláudia Polto da Cunha, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Luis Eduardo de Assis, Reinaldo Guerreiro, Sidnei Franco da Rocha and Walter Tesch.

This is a free English translation of the excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, April 14, 2016.

Benedito Pinto Ferreira Braga Junior

Chairman

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 26, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.